JOHN HANCOCK TAX-ADVANTAGED DIVIDEND INCOME FUND

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

Analytic Investors, LLC

AMENDMENT made as of this 17th day of May, 2013 to the Subadvisory Agreement dated March 26, 2013 (the “Agreement”), between John Hancock Advisers, LLC, a Delaware limited liability company (the Adviser”), and Analytic Investors, LLC, a Delaware limited liability company (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. Section 2.c. is amended and restated as follows:

The Sub-Adviser is authorized to make decisions to buy and sell options for the Trust’s portfolio. In effecting the Trust’s Option Strategy, the Sub-Adviser will select brokers, dealers, futures commission merchants and other counterparties to effect transactions for the Trust’s portfolio, including without limitation, with respect to transactions in options, derivatives, foreign currency exchange, and/or any other investments utilized in managing the Trust’s Option Strategy. The Sub-Adviser will place all orders with brokers, dealers, counterparties or issuers, and will negotiate brokerage commissions, spreads and other financial and non-financial terms, as applicable. The Sub-Adviser will always seek the best possible price and execution in the circumstances in all transactions. Subject to the foregoing, the Sub-Adviser is directed at all times to seek to execute transactions for the Trust’s portfolio in accordance with its trading policies, as disclosed by the Sub-Adviser to the Trust’s portfolio from time to time, but in all cases subject to policies and practices established by the portfolio and described in the Registration Statement. Notwithstanding the foregoing, the Sub-Adviser may pay a broker-dealer that provides research and brokerage services a higher spread or commission for a particular transaction than otherwise might have been charged by another broker-dealer to the extent permitted by Section 28(e) of the Securities Exchange Act of 1934 and by the Registration Statement, if the Sub-Adviser determines that the higher spread or commission is reasonable in relation to the value of the brokerage and research services that such broker-dealer provides, viewed in terms of either the particular transaction or the Sub-Adviser’s overall responsibilities with respect to accounts managed by the Sub-Adviser. The Sub-Adviser may use for the benefit of the Sub-Adviser’s other clients, or make available to companies affiliated with the Sub-Adviser or to its directors for the benefit of its clients, any such brokerage and research services that the Sub-Adviser obtains from brokers or dealers.

2. Effective Date

This Amendment shall become effective upon the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Tax-Advantaged Dividend Income Fund, and (ii) execution of the Amendment.

3. Miscellaneous

Except as set forth herein, all provisions of the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Advisers, LLC

By: /s/ Andrew G. Arnott
Name: Andrew G. Arnott
Title: Chief Executive Officer

Analytic Investors, LLC

By: /s/ Michael Brogan
Name: Michael Brogan
Title: Chief Financial Officer